UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 17, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   On October 17, 2017 the Human Resources Committee (the *"Committee"*) of the Board of Directors of Winnebago Industries, Inc. (the *"Company"*) approved to be effective August 26, 2017, which is the beginning of the Company's 2018 fiscal year, (i) the Officers Incentive Compensation Plan-Fiscal Period 2018 (the *"2018 Incentive Compensation Plan"*) and (ii) the Officers Long‑Term Incentive Plan-Fiscal Three‑Year Period 2018, 2019 and 2020 (the *"LTIP 2018‑2020"*). Michael J. Happe (President, Chief Executive Officer and Director), Bryan Hughes (Vice President, Chief Financial Officer), S. Scott Degnan (Vice President and General Manager, Towables) and Brian Hazelton (Vice President and General Manager, Motorized), each currently employed by the Company unless otherwise noted and a "named executive officer" as determined by Securities and Exchange Commission reporting rules (collectively, the *"Named Executive Officers"* [1]), together with other executive officers of the Company, are eligible for awards under both the 2018 Incentive Compensation Plan and the LTIP 2018‑2020 subject to the terms of the plans.

The 2018 Incentive Compensation Plan provides for an annual incentive award based upon the financial performance of the Company. The purpose of the 2018 Incentive Compensation Plan is to promote the growth and profitability of the Company by providing its officers with an incentive to achieve shorter-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company. The 2018 Incentive Compensation Plan is an annual program that provides for annual measurements of financial performance and an opportunity for an annual incentive payment based on financial results measured against predetermined financial performance targets for either the enterprise or business units or both established by the Committee (these measures are set annually and may include operating income, net sales growth, working capital, or other applicable measures) which were established at the Human Resources Committee meeting on October 17, 2017. The Committee may also establish in a manner similar to the financial measurements, one or more individual contributions of each executive in a Non-Qualified Performance Award as part of or in addition to the award based solely on the financial performance objectives. Under the 2018 Incentive Compensation Plan, the amount of the Named Executive Officers' incentive compensation for the fiscal year shall be in direct proportion to the Company's financial performance expressed as a percentage (Financial Factor) against the base salary or flat dollar amount bonus (Target) for each participant. If individual contributions were established by the Committee, the Committee shall evaluate such contributions in determining the effect on the amount of the incentive compensation. The Named Executive Officers must be employed by the Company at the end of the fiscal year to be eligible for any incentive payment, except for pro-rated payments made at the discretion of the Committee in the event of retirement, disability or death or upon a Change in Control as described below.

The 2018 Incentive Compensation Plan provides for an award opportunity between 0% and 200% of an officer's incentive target (Target) achievement of the financial objectives.

In the event of a "Change in Control" (as defined in the 2018 Incentive Compensation Plan) participants are entitled to receive full annual awards within 15 days of the effective date of the Change of Control based on the Committee's estimate of the Company's financial performance through the end of the year in which such Change in Control occurs.

The Named Executive Officers and other executive officers are also eligible for incentive awards under the LTIP 2018‑2020. The purpose of the LTIP 2018‑2020 is to promote the long-term growth and profitability of the

_____

[1] Don Clark is also a Named Executive Officer, but pursuant to an Employment Agreement entered into at the time of the acquisition of Grand Design RV, LLC, he is not eligible to participate in the Annual or Long Term Incentive Compensation Plans outlined herein.

Company by providing the officers of the Company with an incentive to achieve long-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company. The LTIP 2018‑2020 award components include establishing individual officer incentive thresholds, targets, and maximums expressed as a percentage of base salary or a flat dollar amount. Actual incentive awards can range from 0% to 150% of an officer's incentive target. The incentive target is then converted into separate awards in proportions totaling 100% as established by the Committee at the time the performance objectives are established as follows: incentive awards consisting of performance stock grants made in restricted shares of the Company's Common Stock, restricted stock awards for a fixed number of shares made in shares of the Company's Common Stock based upon the price of the stock on the date of the grant that vest in equal annual installments at the end of each fiscal year, and non-qualified option grants for a fixed number of shares based on the stock price on the date of the grant for a fixed number of shares for a period of ten years that vest and are first exercisable in equal annual installments at the end of each fiscal year. The performance stock awards under the LTIP 2018‑2020 are based upon the Company's financial performance as measured against the Company's financial results at the end of the three year fiscal period as modified by the individual measurements, if any. The Named Executive Officers must be employed by the Company at the end of fiscal 2020 to be eligible for a Performance Stock Award under the LTIP 2018‑2020, except upon a Change in Control as described below.

Under the LTIP 2018-2020, the amount of the participants' performance stock award for the three‑year fiscal period is in direct proportion to the Company's financial performance expressed as a percentage (Financial Factor) against award targets for each participant predetermined by the Committee (these measures are set annually and may include operating income, return on equity, return on invested capital, net sales growth, or other applicable measures). The Company's financial results for the three‑year fiscal period are used in determining the Financial Factor to be used for that plan period when calculating the participants' performance stock awards. Performance stock awards earned under the LTIP 2018-2020 and approved by the Committee will be awarded as soon as practical after the Company's year-end accounting following the 2020 fiscal year end. The price of any Performance Stock Award, such shares being restricted for a period of one year from the date of the grant, will be the closing market price of the Company's Common Stock on the date on which the grant is approved by the Committee. The stock award restriction will be removed one year after the grant date.

The financial performance measurement or measurements and the threshold, target and maximum performance levels for which incentive awards will be paid pursuant to the LTIP 2018-2020 were established at the October 17, 2017 Human Resources Committee meeting. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non‑operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the LTIP 2018‑2020.

In the event of a "Change in Control" (as defined in the LTIP 2018-2020) participants are entitled to receive a full three‑year plan award within 15 days of the effective date based on the Committee's estimate of the Company's financial performance through the end of the LTIP 2018-2020 three‑year fiscal period.

In the event the Committee reasonably determines that the performance certified by the Committee, and any payment made to a participant with respect to the 2018 Incentive Compensation Plan or the LTIP 2018-2020 was based on the achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either generally accepted accounting principles or federal securities laws, other than as a result of changes to accounting rules and regulations, the participant will be obligated to repay to the Company such amounts required under any rules or regulations adopted by the Securities and Exchange Commission under Section 10D(b)(2) of the Securities Exchange Act of 1934, as amended, any rules or standards adopted by a national securities exchange on which the Company's equity securities are listed, any related guidance from a governmental agency which has jurisdiction over the administration of such provision, any judicial interpretation of such provision and as otherwise may be required under applicable law or Company policy, in each case as determined by the Committee.

The Human Resources Committee recommended to the Board of Directors and the Board approved on October 18, 2017, an Employee Stock Purchase Plan (the "ESPP") which will be included in the Proxy Statement for approval by the Company's shareholders at the Annual Meeting of Shareholders to be held on December 12,

2017. If approved by shareholders, the ESPP is designed to provide a broad base of our rank and file employees with direct ownership of our common stock by providing each with a grant of a few shares of restricted stock that will vest and be freely transferrable after a period of continuous service with us for one or more years; and to provide a convenient and cost-effective means to purchase our common stock at a 15% discount in the form of a short term option to be paid for through regular payroll withholding. The ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Our named executive officers are entitled to participate in the purchase program on the same terms as all employees. A full copy of the ESPP will be included in the Proxy Statement.

The foregoing description of the 2018 Incentive Compensation Plan and the LTIP 2018-2020 is a summary. Reference is made to each of the 2018 Incentive Compensation Plan and the LTIP 2018‑2020 filed as Exhibits 99.1 and 99.2, respectively, to this Report and are incorporated herein by this reference.

Item 9.01   Financial Statements and Exhibits

    (c)   Exhibits

Exhibit Number	Description
99.1	Officers Incentive Compensation Plan Fiscal Period 2018
99.2	Officers Long-Term Incentive Plan Fiscal Three-Year Period 2018, 2019 and 2020


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 20, 2017   WINNEBAGO INDUSTRIES, INC.

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers
Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Officers Incentive Compensation Plan Fiscal Period 2018
99.2	Officers Long-Term Incentive Plan Fiscal Three-Year Period 2018, 2019 and 2020

Exhibit 99.1



OFFICERS INCENTIVE COMPENSATION PLAN

ELIGIBLE OFFICERS

FISCAL PERIOD 2018

Acknowledgement of receipt and agreement of Officer Incentive Plan as described herein.

_____   _____

Executive Signature   **Date**

WINNEBAGO INDUSTRIES, INC.
OFFICERS INCENTIVE COMPENSATION PLAN

Fiscal Period 2018

1. **Purpose**.   The purpose of the Winnebago Industries, Inc. Officers Incentive Compensation Plan (the "Plan") is to promote the growth and profitability of Winnebago Industries, Inc. (the "Company") by providing its officers with an incentive to achieve corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the company.

2. **Authority; Administration**.

    a. **2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan.** Any cash awards payable under this Plan shall be paid under and pursuant to the terms of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "Stock Plan"), and the terms of this Plan and any determinations made hereunder shall constitute terms and conditions of the cash award under the Stock Plan. Terms not otherwise defined in this Plan shall have the meaning set forth in the Stock Plan.

    b. **Administrator**.   The Plan shall be administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors, or a subset of such Committee that satisfies the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code") with respect to any incentive compensation subject to Code §162(m).

    c. **Powers and Duties**. The Committee shall have sole discretion and authority to make any and all determinations necessary or advisable for administration of the Plan and may amend or revoke any rule or regulation so established for the proper administration of the Plan. All interpretations, decisions, or determinations made by the Committee pursuant to the Plan shall be final and conclusive.

    d. **Annual Approval**. The Committee must approve the Plan and specific financial objectives and targets within the first 90 days of each new fiscal year.

3. **Participation Eligibility**.

    a. Participants must be an officer of the Company with responsibilities that can have a significant impact on the Corporation's end results.

    b. The Committee will approve all initial participation prior to the beginning of each new Plan year. The Plan year shall be the fiscal year of the Corporation.

    c. The Committee will make the determination on participation for new participants and for any pro-rated payment of earned incentives due to retirement, disability or death. Unless otherwise specified, participants must be employed as of the end of the fiscal year to be eligible for any incentive payment.

4. **Nature of the Plan**.   The incentive award is based upon financial performance of the Corporation and/or a segment of the Corporation. The Plan is an annual program that provides for annual measurements of financial performance and an opportunity for an annual incentive payment based on performance results.

The performance measurements for this Plan will be based upon one or more pre-established financial performance measurements. These performance measurements will provide an appropriate balance between quality and quantity of earnings or other financial criteria set forth in the Stock Plan. The Committee will establish the financial performance objectives for each participant including a Target, a minimum threshold below which an incentive will not be paid, and a maximum incentive level within the first 90 days of the fiscal year, which may be based on the Corporation's or a segment's financial performance. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non-operating or significant events not anticipated by the Committee when the financial and strategic performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the Stock Plan.

The Committee has determined that one or more of the following financial performance objectives shall be used:

> Enterprise and / or Business Unit Operating Income
> Enterprise and / or Business Unit Net Sales Growth
> Enterprise and / or Business Unit Working Capital

In addition, the Committee may, at the time and in a manner similar to the financial measurements, establish one or more individual contributions of each executive in the form of a Non-Qualified Performance Award as a part of or in addition to the award based solely on the financial performance objectives. The award for individual contributions may increase or decrease the award based on the financial performance objectives, provided that such award for individual contributions shall not result in an increase in the award based on the financial performance objectives if the Committee determines, at the time the objectives are established, that such award is a Qualified Performance Award. The Committee reserves the right to reduce the total amount of any individual's awards in its discretion.

The Committee delegates to the CEO the authority to establish the incentive (Target) for employees other than officers subject to the provisions set forth in this Plan.

5. **Method of Payment**.   Individual officer incentive targets, expressed as a percentage of base salary or a flat dollar amount, are approved annually by the Committee.   Actual incentive awards can range from 0% to 200% of an officer's incentive target.

The amount of the participants' incentive compensation for the fiscal year shall be in direct proportion to the financial performance expressed as a percentage (Financial Factor) against predetermined compensation targets for that participant. The results for the fiscal year will be used in identifying the Financial Factor to be used when calculating the participants' incentive compensation. If individual contributions were established by the Committee, the Committee shall evaluate such contributions in determining the effect on the amount of the incentive compensation, subject to the limitation set forth above for any incentive compensation that constitutes a Qualified Performance Award.

Incentive awards are paid in cash. The cash payment, if any, shall be awarded as soon as practical after the final measurement of financial performance and overall incentive amounts have been approved by the Committee in October following fiscal year end, but in no event later than 2 ½ months after the end of the fiscal year.

A participant must be employed by Winnebago Industries, Inc. at the end of the fiscal year to be eligible for any incentive payment except as waived by the Committee for retirement, disability or death. Any payment made under this Plan shall be subject to any employment and income tax withholding and other deductions as required by law.

6. **Change in Control**. In the event the Company undergoes a "Change in Control" as defined in the Stock Plan during the Plan year, the Committee shall, prior to the effective date of the Change in Control (the "Effective Date"), make a good faith estimate with respect to the achievement of the financial performance through the end of the Plan year in which the Effective Date occurs. In making such estimate, the Committee may compare the achievement of the financial performance against forecast through the Plan period and may consider such factors as it deems appropriate. The Committee shall exclude from any such estimate any and all costs and expenses arising out of or in connection with the Change in Control. Based on such estimate, the Committee shall make a full Plan year award within 15 days after the Effective Date to all participants.

7. **Recoupment of Incentive Compensation**. Notwithstanding anything herein to the contrary, cash payments and restricted stock award paid in connection with the Plan shall be subject to forfeiture and recoupment to the extent required under federal law and in accordance with Section 14 of the Stock Plan.

8. **Governing Law**. Except to the extent preempted by federal law, the consideration and operation of the Plan shall be governed by the laws of the State of Iowa.

9. **Employment Rights**. Nothing in this Plan shall confer upon any employee the right to continue in the employ of the Company, or affect the right of the Company to terminate an employee's employment at any time, with or without cause.

Approved by the Human Resources Committee October 17, 2017.

Exhibit 99.2



OFFICERS LONG-TERM INCENTIVE PLAN

FISCAL THREE-YEAR PERIOD

FY18, FY19, AND FY20

Acknowledgement of receipt and agreement of Officer Incentive Plan as described herein.

_____   _____

Executive Signature   **Date**

WINNEBAGO INDUSTRIES, INC.
OFFICERS LONG-TERM INCENTIVE PLAN

Fiscal Three-Year Period FY18, FY19 and FY20

1. **Purpose**. The purpose of the Winnebago Industries, Inc. Officers Long-Term Incentive Plan (the "Plan") is to promote the long-term growth and profitability of Winnebago Industries, Inc. (the "Company") by providing its officers with an incentive to achieve long-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company.

2. **Authority; Administration**.

    a. **2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan.** Any awards of common stock issuable under this Plan shall be issued under and pursuant to the terms of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "Stock Plan"), and the terms of this Plan and any determinations made hereunder shall constitute terms and conditions of the award of common stock under the Stock Plan. Terms not otherwise defined in this Plan shall have the meaning set forth in the Stock Plan.

    b. **Administrator**. The Plan shall be administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors, or a subset of such Committee that satisfies the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code") with respect to any incentive compensation subject to Code §162(m).

    c. **Powers and Duties**. The Committee shall have sole discretion and authority to make any and all determinations necessary or advisable for administration of the Plan and may amend or revoke any rule or regulation so established for the proper administration of the Plan. All interpretations, decisions, or determinations made by the Committee pursuant to the Plan shall be final and conclusive.

    d. **Annual Approval**. The Board must approve the Plan and specific financial objectives and targets within the first 90 days of each new fiscal three (3) year period. Each year a new plan will be established for a new three-year period.

3. **Participation Eligibility**.

    a. Participants must be an officer of the Company with responsibilities that can have a real impact on the Corporation's end results.

    b. The Committee will approve all initial participation prior to the beginning of each new three (3) year period.

c.   The Committee will make the determination on participation for new participants. Unless otherwise specified, participants must be actively employed as of the end of the three (3) year fiscal period to be eligible for any incentive award.

4.   **Target Performance Goals**. The long-term incentive award is based upon financial performance of the Corporation or a segment of the Corporation and may include non-financial, individual performance goals. The Plan is a three (3) year (fiscal) program that provides for an opportunity for an incentive award based on the achievement of long-term financial performance results as measured at the end of the three (3) year fiscal period.

The performance measurements for this Plan will be based upon one or more pre-established financial performance measurements. These financial performance measurements will provide an appropriate balance between quality and quantity of earnings or other financial criteria set forth in the Stock Plan. The Committee will establish the financial measurements including a Target, a minimum threshold below which an incentive will not be paid and a maximum incentive level within the first 90 days of the fiscal year in which the Plan is established, which may be based on the Corporation's or a segment's financial objectives. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non-operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the Stock Plan.

The Committee has determined that one or more of the following financial performance objectives shall be used:

> Enterprise Operating Income
> Enterprise Net Sales Growth
> Enterprise Return on Invested Capital
> Return on Equity

In addition, the Committee may, at the time and in a manner similar to the financial measurements, establish one or more individual contributions of each executive in the form of a Non-Qualified Performance Award as a part of or in addition to the award based solely on the financial performance objectives. The award for individual contributions may increase or decrease the award based on the financial performance objectives, provided that such award for individual contributions shall not result in an increase in the award based on the financial performance objectives if the Committee determines, at the time the objectives are established, that such award is a Qualified Performance Award. The Committee reserves the right to reduce the total amount of any individual's awards in its discretion.

The Committee delegates to the CEO the authority to establish the incentive (Target) opportunity for officers other than executive officers subject to the limitations set forth in this Plan.

5. **Award Components**.   Individual officer long term incentive thresholds, targets, and maximums expressed as a percentage of base salary or a flat dollar amount, are approved annually by the Committee and may vary by individual. Actual incentive awards can range from 0% to 150% of an officer's incentive target. The incentive target amount is then converted to separate awards in proportions totaling 100% as established by the Committee at the time the performance objectives are established as follows:

Restricted Stock Component. A restricted stock grant for a fixed number of shares of common stock of Winnebago Industries, Inc. (shares) based on stock price on the date of grant, such shares to vest in equal annual installments at the end of each fiscal year, provided the individual remains employed with the Company or a subsidiary on such date, subject to acceleration of vesting as determined by the Committee and set forth in the restricted stock agreement.

Non-qualified Option Component. A nonqualified option grant for a fixed number of shares for a period of ten years and based on the stock price on the date of grant determined under the Plan, such options to vest and be first exercisable in equal annual installments at the end of each fiscal year, provided the individual remains employed with the Company or a subsidiary on such date, subject to acceleration of vesting and exercise as determined by the Committee and set forth in the option agreement.

Performance Stock Component. An award of performance stock for a fixed number of shares based on the stock price on date of formal approval of the three (3) year plan. The number of shares of each individual's performance award for the three (3) year fiscal period shall be in direct proportion to the financial performance expressed as a percentage (Financial Factor) against predetermined financial performance targets for each participant. The results for the fiscal three (3) year period will be used in identifying the Financial Factor to be used for that plan period when calculating each participant's performance awards. The resultant number of performance shares at Target will be adjusted up or down as determined by actual financial performance expressed as a percentage (Financial Factor) at the end of the three (3) year fiscal period. If individual contributions were established by the Committee, the Committee shall evaluate such contributions in determining that portion of the performance award, subject to the limitation set forth above for any performance award that constitutes a Qualified Performance Award.

6. **Issuance of Performance Restricted Stock**. The performance award component, if any, earned for the three-year performance period will be awarded in the form of a grant made in restricted shares of common stock to encourage stock ownership and promote the long-term growth and profitability of Winnebago Industries, Inc. A participant must actively be employed by Winnebago Industries, Inc. at the end of the fiscal three (3) year period to be eligible for any performance award. The performance restricted stock grant shall be awarded as soon as practical after the final measurement of the financial criteria has been approved by the Committee in October following fiscal year end, but in no event later than 2 ½ months after the end of the fiscal year. The performance restricted stock grant

will be considered vested and taxable on the date of such grant based upon the stock price on the date the stock is issued. A sufficient amount of stock may be withheld to pay any employment and income taxes applicable thereto, unless the individual makes other arrangement to pay any required tax withholding. The transfer restriction on the performance stock award shall be removed one year following date of grant.

7.   **Change in Control**. In the event the Company undergoes a "Change in Control" as defined in the Stock Plan, the Committee shall, prior to the effective date of the Change in Control (the "Effective Date"), make a good faith estimate with respect to the achievement of the financial performance through the end of the Plan three (3) year period. In making such estimate, the Committee may compare the achievement of the financial performance against the forecast through the Plan three (3) year period and may consider such other factors as it deems appropriate. The Committee shall exclude from any such estimate any and all costs and expenses arising out of or in connection with the Change in Control. Based on such estimate, the Committee shall make a full three (3) year performance stock award within 15 days after the Effective date to all participants. The Committee may, in its discretion, accelerate the vesting of restricted stock and the vesting and exercise of non-qualified stock options that are a component of this Plan prior to or on the Effective Date of a Change in Control.

8.   **Recoupment of Incentive Compensation**. Notwithstanding anything herein to the contrary, the restricted stock, stock option and performance stock awards, and the proceeds thereof, awarded or paid in connection with the Plan shall be subject to forfeiture and recoupment to the extent required under federal law and in accordance with Section 14 of the Stock Plan.

9.   **Governing Law**. Except to the extent preempted by federal law, the consideration and operation of the Plan shall be governed by the laws of the State of Iowa.

10.   **Employment Rights**. Nothing in this Plan shall confer upon any employee the right to continue in the employ of the Company, or affect the right of the Company to terminate an employee's employment at any time, with or without cause.

Approved by the Human Resources Committee October 17, 2017